

June 23, 2022

Eyal Rubin
Senior Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.
2 University Plaza, Suite 100
Hackensack, NJ 07601

      Re: Protalix BioTherapeutics, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-33357

Dear Mr. Rubin:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

1.   You disclose on page 64 that you currently do not record and maintain research and development costs per project. You also disclose on page 66 that the decrease in your research and development expense was primarily due to the completion of the three phase III clinical trials of PRX-102. Please revise your future filings to provide a quantified breakdown of research and development costs by nature of expense for each period presented. As part of your breakdown, separately identify the amount of cost reimbursement netted against such expenses. Please provide us with an example of your proposed disclosure in your response.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn, Branch Chief, at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences